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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ALLIANCE PHARMACEUTICAL CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

018773309

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 018773309

1.	Name of Reporting Person: Roth Capital Partners, LLC		I.R.S. Identification Nos. of above persons (entities only): 33-0947643

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,978,589

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,978,589

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,978,589(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.1%(2)

12.	Type of Reporting Person: BD

(1)	Includes 394,192 shares of common stock (“Common Stock”) of Alliance Pharmaceutical Corp. (the “Issuer”) presently owned by Roth Capital Partners, LLC (“Roth”) and 2,584,397 shares of the Common Stock beneficially owned by Roth as a result of Common Stock that may be issued upon the exercise of certain fully exercisable warrants. Roth last acquired beneficially owned shares of Common Stock pursuant to a warrant issued on June 7, 2004. Roth disclaims beneficial ownership of 13,695 shares of Common Stock presently owned, and 10,000 shares of Common Stock that may be issued upon exercise of warrants, by Gordon Roth, Chief Financial Officer and Chief Operating Officer of Roth.

(2)	Based on a denominator of 34,120,206 shares of Common Stock issued and outstanding as reported on the Issuer’s Form 10QSB for the quarter ended March 31, 2005. Such denominator of the shares of Common Stock outstanding also included the shares of Common Stock issuable upon exercise of Roth’s warrants (2,594,397).

Item 1.
(a)	Name of Issuer:

Alliance Pharmaceutical Corp.

(b)	Address of Issuer’s Principal Executive Offices:

4660 La Jolla Village Dr., #825 San Diego, California 92122
Item 2.
(a)	Name of Person Filing:

Roth Capital Partners, LLC

(b)	Address of Principal Business Office or, if None, Residence:

24 Corporate Plaza Drive Newport Beach, California 92660

(c)	Citizenship:

California

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

018773309
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
☑	Broker or dealer registered under Section 15 of the Act.

☐	Bank as defined in Section 3(a)(6) of the Act.

☐	Insurance company as defined in Section 3(a)(19) of the Act.

☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount Beneficially Owned:

2,978,589 (1)

(b)	Percent of Class:

8.1% (2)

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

2,978,589

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

2,978,589

(iv)	shared power to dispose or to direct the disposition of:

0
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

(1)	See Footnote (1) above.

(2)	See Footnote (2) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 16, 2005

/s/ Gordon Roth
Gordon Roth
Chief Financial Officer and
Chief Operating Officer